Cardiol Therapeutics' ARCHER Phase II Study Results

Published in ESC Heart Failure

Toronto, ON - February 10, 2026 - Cardiol Therapeutics Inc. (NASDAQ: CRDL) (TSX: CRDL) ("Cardiol" or the "Company"), a late-stage life sciences company focused on advancing the development of anti-inflammatory and anti-fibrotic therapies for heart disease, today announced the publication of results from its Phase II ARCHER study in ESC Heart Failure, a journal of the European Society of Cardiology.

The peer-reviewed article reports results from a randomized, double-blind, placebo-controlled trial evaluating CardiolRx™, Cardiol's lead oral drug candidate, in 109 patients with acute myocarditis using advanced cardiac magnetic resonance (CMR) imaging measures of myocardial inflammation and remodelling.

In the study, treatment with CardiolRx™ produced a significant reduction in left ventricular mass versus placebo (-9.2 g; p=0.0117), along with a decrease in left atrial remodelling, and favorable trends across multiple markers of myocardial inflammation.  CardiolRx was also shown to be safe and well tolerated. Reduction in left ventricular mass is widely considered consistent with decreased myocardial edema and inflammatory burden in myocarditis and improved clinical outcomes.

The biological signals observed in ARCHER are directly relevant to Cardiol's ongoing pivotal Phase III MAVERIC trial in recurrent pericarditis. Myocarditis and pericarditis are inflammatory diseases of the myocardium and pericardium, respectively, and are recognized to fall within the spectrum of inflammatory myopericardial syndrome, an umbrella term describing the potential myocarditis-pericarditis overlap: similar causes, anatomical contiguous structures, and mixed forms with possible reciprocal involvement, such as myopericarditis and perimyocarditis.

"This publication marks an important moment in the broader dissemination of CardiolRx's therapeutic potential," said David Elsley, President and Chief Executive Officer of Cardiol Therapeutics. "ARCHER provides additional compelling clinical evidence that CardiolRx impacts the underlying biology of inflammatory heart disease and reduces inflammation-driven structural damage in the heart, increasing our confidence in MAVERIC, which is focused on delivering meaningful outcomes for patients with recurrent pericarditis."

The full paper is available at:

https://academic.oup.com/eschf/advance-article/doi/10.1093/eschf/xvaf034/8427108

About Cardiol Therapeutics

Cardiol Therapeutics Inc. (NASDAQ: CRDL) (TSX: CRDL) is a late-stage life sciences company focused on advancing the development of anti-inflammatory and anti-fibrotic therapies for heart disease. The Company's lead small-molecule drug candidate, CardiolRx™, modulates inflammasome pathway activation, an intracellular process known to play an important role in the development and progression of inflammation and fibrosis associated with pericarditis, myocarditis, and heart failure.

The MAVERIC Program is evaluating CardiolRx™ for the treatment of recurrent pericarditis, an inflammatory disease of the pericardium associated with symptoms including debilitating chest pain, shortness of breath, and fatigue, which can lead to physical limitations, reduced quality of life, emergency department visits, and hospitalizations. The program comprises the completed Phase II MAvERIC-Pilot study (NCT05494788) and the ongoing pivotal Phase III MAVERIC trial (NCT06708299). The U.S. FDA has granted Orphan Drug Designation to CardiolRx™ for the treatment of pericarditis, including recurrent pericarditis.

The ARCHER Program is also studying CardiolRx™, specifically in acute myocarditis-an important cause of acute and fulminant heart failure in young adults and a leading cause of sudden cardiac death in individuals under 35 years of age. The program comprises the completed Phase II ARCHER study (NCT05180240), which evaluated the safety, tolerability, and efficacy of CardiolRx™ in this patient population.

The Company is also developing CRD-38, a novel, subcutaneously administered drug formulation intended for the treatment of inflammatory heart disease, including heart failure-a leading cause of death and hospitalization in the developed world, with associated healthcare costs in the United States exceeding US$30 billion per year.

For more information about Cardiol Therapeutics, please visit cardiolrx.com.

Cautionary statement regarding forward-looking information:

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements, other than statements of historical fact, that address activities, events, or developments that Cardiol believes, expects, or anticipates will, may, could, or might occur in the future are "forward-looking information". Forward looking information contained herein may include, but is not limited to statements regarding the Company's focus on developing anti-inflammatory and anti-fibrotic therapies for the treatment of heart disease, the Company's intended clinical studies and trial activities and timelines associated with such activities, including the Company's plan to complete the Phase III study in recurrent pericarditis with CardiolRx™, the Company's plan to advance the development of CRD-38, a novel subcutaneous formulation intended for the treatment of inflammatory heart disease, including heart failure, including through the initiation of the first-in-human clinical evaluation, and the Company's belief that results from the ARCHER trial provide compelling clinical proof of concept for CardiolRx™, strengthen the scientific and clinical rationale for Cardiol's lead Phase III program in recurrent pericarditis. Forward-looking information contained herein reflects the current expectations or beliefs of Cardiol based on information currently available to it and is based on certain assumptions and is also subject to a variety of known and unknown risks and uncertainties and other factors that could cause the actual events or results to differ materially from any future results, performance or achievements expressed or implied by the forward looking information, and are not (and should not be considered to be) guarantees of future performance. These risks and uncertainties and other factors include the risks and uncertainties referred to in the Company's Annual Information Form filed with the Canadian securities administrators and U.S. Securities and Exchange Commission on March 31, 2025, available on SEDAR+ at sedarplus.ca and EDGAR at sec.gov, as well as the risks and uncertainties associated with product commercialization and clinical studies. These assumptions, risks, uncertainties, and other factors should be considered carefully, and investors should not place undue reliance on the forward-looking information, and such information may not be appropriate for other purposes. Any forward-looking information speaks only as of the date of this press release and, except as may be required by applicable securities laws, Cardiol disclaims any intent or obligation to update or revise such forward-looking information, whether as a result of new information, future events, or results, or otherwise. Investors are cautioned not to rely on these forward-looking statements.

For further information, please contact:

Investor.relations@cardiolrx.com